UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                PharmAthene, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                    71714G102
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                                 (CUSIP Number)

                                  David Tonken
                      President and Chief Executive Officer
                           Nexia Biotechnologies Ltd.
                            70 St. George's Crescent
                                Edmonton, Alberta
                                     T5N 3M7
                                 (780) 486-2317
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 3, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

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CUSIP No. 71714G102
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1     NAME OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Nexia Biotechnologies Ltd.
      |_|
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

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3     SEC USE ONLY
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4     SOURCE OF FUNDS*

      SC, OO

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OF 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Canada

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               7     SOLE VOTING POWER

                     1,715,945 (See Item 5 below.)
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  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,715,945 (See Item 5 below.)
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,715,945 (See Item 5 below.)
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.80% (See Item 5 below.)
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14    TYPE OF REPORTING PERSON

      CO
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

Item 1. Security and Issuer

      The name of the issuer is PharmAthene, Inc. (formerly known as Healthcare Acquisition Corp.), a Delaware corporation (the "Issuer") . The address of the Issuer's offices is One Park Place, Suite 450, Annapolis, MD 21401. This
Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Common Stock") of PharmAthene, Inc. (formerly known as Healthcare Acquisition Corp.), a Delaware corporation (the "Issuer").

Item 2. Identity and Background

      (a) - (c), (f). This Schedule 13D is filed by Nexia Biotechnologies Ltd., a Canadian corporation ("Nexia"). The principal executive offices of Nexia are located at 70 St. George's Crescent, Edmonton, Alberta T5N 3M7. Nexia's principal business is the development of transgenic technologies for the production of recombinant proteins and the functional characterization of the biological properties of proteins for product applications.

      (d) and (e). During the last five years, Nexia has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      The consideration for the acquisition of 1,715,945 shares of the Issuer's Common Stock was 1,673,760 shares of Series C Convertible Preferred Stock of PharmAthene, Inc., a privately held Delaware corporation ("Target"), held by the Reporting Person, which were converted pursuant to the Agreement and Plan of Merger, dated as of January 19, 2007, among the Issuer, PAI Acquisition Corp., a Delaware Corporation and a direct wholly-owned subsidiary of the Issuer ("Merger Sub"), and Target, whereby Merger Sub merged with and into Target resulting in Target becoming a wholly-owned subsidiary of the Issuer (the "Merger"). The Merger closed on August 3, 2007.

Item 4. Purpose of Transaction

      The purpose of the acquisition of the Issuer's securities was consideration for completing the Merger. All of the shares of Common Stock reported herein were acquired for investment purposes. Except as set forth herein, as of the date hereof, the Reporting Person does not have any plan or proposal that relates to or would result in:

      (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

      (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j) Any action similar to any of those enumerated above.

      Notwithstanding the foregoing, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider transactions of the type described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D and, subject to applicable law, may formulate a plan with respect to such matters. In addition, from time to time, the reporting persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

      The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

      (a) and (b). The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. Nexia beneficially owns 1,715,945 shares of Common Stock and has the sole power to direct the vote and disposition of the Common Stock held. The percentage disclosed in Item 13 of the Cover Page for the Reporting Person is calculated based upon 22,086,949 shares of Common Stock outstanding on August 9, 2007.

      (c) During the past sixty days, the Reporting Person has not effected any transactions in the shares of Common Stock it beneficially owns other than as reported herein pursuant to the Merger.

      (d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      There are no contracts, arrangements, understandings, or relationships among the Reporting Person and any person with respect to the Issuer's securities, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profit, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

      None.
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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 13, 2007

NEXIA BIOTECHNOLOGIES LTD.


By: /s/ David Tonken
    ----------------------------------------
Name: David Tonken
Title: President and Chief Executive Officer